Exhibit 99.1

ParaZero Successfully Completed its Drone Safety Project with a Fortune 500 Leading Automotive Manufacturer

ParaZero is furthering its collaboration with the same esteemed customer, having recently secured an additional order

Tel Aviv, Israel, Dec. 20, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company “ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, announces the successful completion of its safety solution development for a Fortune 500 leading global automotive manufacturer’s (“the Customer”) proprietary drone program. In line with the project’s completion, ParaZero has received full payment for the development of a first of its kind development custom variant their innovative SafeAir™ drone safety system.

This project involved development and testing of a custom groundbreaking ParaZero SafeAir™ system designed to meet challenging requirements and specifications to meet the Fortune 500 automotive manufacturer’s proprietary aircraft from the design stage, ensuring optimized and seamless integration, at unique flight envelope and characteristics. The successful completion of this project reinforces ParaZero’s reputation as a provider of advanced safety solutions across various aerial platforms, including multirotor, single rotor, fixed-wing, VTOL, manned and unmanned, and urban air mobility vehicles, and its abilities to develop custom product variants to meet unique requirements and standards per the Fortune 500 automotive and UAS manufacturer.

In addition to this achievement, ParaZero has received its second purchase order from the Customer, few months ago. This ongoing project further strengthen ParaZero’s position as a leader in the aerospace industry, particularly in the development and integration of drone safety systems.

Boaz Shetzer, CEO of ParaZero, commented, “We are thrilled with the successful completion of this project, which showcases our high technical capabilities and our commitment to delivering top-tier solutions in drone safety. The second order we have recently secured, from this automotive company is a clear indication of the growing trust and demand in our specialized services.”

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its aim to achieve increased drone performance, operational efficiency, and improve safety to set a new standard for the industry. Forward-looking statements are not historcal facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246